UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period January 1, 2014 to February 1, 2014 (date of Plan’s Merger with Axiall Plan), and period January 28, 2013 (date of inception) to December 31, 2013

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-9753

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

(referred to herein as the “Plan”)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axiall Corporation

1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
(770) 395-4500

EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

Financial Statements as of February 1, 2014 (date of Plan’s Merger with Axiall Plan) and December 31, 2013 and for the Periods January 1, 2014 to February 1, 2014

and January 28, 2013 (date of inception) to December 31, 2013 and

Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

EAGLE US 2 LLC
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF FEBRUARY 1, 2014 (DATE OF PLAN’S MERGER WITH AXIALL PLAN) AND DECEMBER 31, 2013; AND FOR THE PERIODS JANUARY 1, 2014 TO FEBRUARY 1, 2014 AND JANUARY 28, 2013 (DATE OF INCEPTION) TO DECEMBER 31, 2013:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	15

NOTE: All other supplemental schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

EXHIBITS:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

We have audited the accompanying statements of net assets available for benefits of the Eagle US 2 LLC Employee Savings Plan For Salaried Employees (formerly known as the PPG Employee Savings Plan) as of February 1, 2014 (date of Plan’s Merger with Axiall Plan) and December 31, 2013, and the related statement of changes in net assets available for benefits for the periods January 1, 2014 to February 1, 2014, and January 28, 2013 (date of inception) to December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 1, 2014 and December 31, 2013, and the changes in net assets available for benefits for the periods January 28, 2013 (date of inception) to December 31, 2013 and January 1, 2014 to February 1, 2014 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 24, 2014

EAGLE US 2 LLC
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF FEBRUARY 1, 2014 (DATE OF PLAN’S MERGER WITH AXIALL PLAN) AND DECEMBER 31, 2013

	2014	2013
ASSETS
Cash	$—	$4,832
Total investments at fair value	—	34,569,117
Receivables:
Employer contributions receivable	—	103,031
Notes receivable from participants	—	1,673,591
Total receivables	—	1,776,622
Excess contributions payable	—	(16,696)
Net assets available for benefits at fair value	—	36,333,875
Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Note 2)	—	(62,312)
Net assets available for benefits	$—	$36,271,563

See accompanying notes to financial statements.

EAGLE US 2 LLC
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIODS JANUARY 1, 2014 TO FEBRUARY 1, 2014 (DATE OF PLAN’S MERGER WITH AXIALL PLAN) AND JANUARY 28, 2013 (DATE OF INCEPTION) TO DECEMBER 31, 2013

	2014	2013
ADDITIONS TO NET ASSETS:
Interest and dividends	$2,695	$841,193

Contributions:
Participants	768,758	5,992,529
Company	345,420	3,747,571
Rollovers	321,050	22,918,465
Total contributions	1,435,228	32,658,565

Net appreciation in the fair value of investments	—	3,172,748
Interest on participant loans	9,124	64,415
Transfer from affiliated plan	191,001	161,049
Total additions	1,638,048	36,897,970

DEDUCTIONS FROM NET ASSETS:
Net depreciation in the fair value of investments	(843,618)	—
Distributions and withdrawals for participants	(254,573)	(619,022)
Transaction fees	(1,095)	(7,385)
Transfer to Merged Plan	(36,810,325)	—
Total deductions	(37,909,611)	(626,407)

NET (DECREASE) INCREASE IN NET ASSETS	(36,271,563)	36,271,563

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,271,563	—
End of year	$—	$36,271,563

See accompanying notes to financial statements.

EAGLE US 2 LLC
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF FEBRUARY 1, 2014 (DATE OF PLAN’S MERGER WITH AXIALL PLAN) AND DECEMBER 31, 2013 AND FOR THE PERIODS JANUARY 1, 2014 TO FEBRUARY 1, 2014 AND JANUARY 28, 2013 (DATE OF INCEPTION) TO DECEMBER 31, 2013

1. PLAN DESCRIPTION

The following description of the Eagle US 2 LLC Employee Savings Plan for Salaried Employees (the “Plan”) provides only general information pertaining to the Plan. Participants should refer to the official Plan document for complete information.

General — On January 28, 2013, Axiall Corporation (the “Company”) acquired substantially all of the assets and liabilities of PPG Industries, Inc.’s. (“PPG”) business relating to the production of chlorine, caustic soda, and related chemicals (the “Merged Business”) through a merger between a subsidiary of PPG and a subsidiary of the Company (the “Merger”).  In conjunction with the completion of the Merger, effective as of January 28, 2013, the Eagle US 2 LLC Employee Savings Plan for Salaried Employees was created to provide defined contribution benefits to the non-union employees of the Merged Business. The Merger did not affect any other aspects of the Plan during the year ended December 31, 2013.

Effective as of February 1, 2014, the Plan was merged (the “Plan Merger”) with the Axiall Corporation 401(k) Retirement Savings Plan (the “Axiall Plan”). Effective with the Plan Merger, all net assets available for benefits of the Plan were transferred into the Axiall Plan in February 2014. The Plan Merger is reflected in the statement of changes in net assets available for benefits as a Transfer to Merged Plan. The following disclosures are relative to key provisions of the Plan prior to the Plan Merger.

The Plan is a defined contribution plan of which Bank of America, N.A. (the “Trustee”) serves as the trustee. The Plan covers all salaried employees of the Merged Business, excluding casual employees, co-operative education students, contract workers, consultants, and independent contractors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Collective bargaining employees of the Merged Business are excluded from participation in the Plan unless the applicable collective bargaining agreement provides that such employees shall be eligible to participate in one or more features of the Plan.

There were portions of participant accounts that were invested in the Company’s common stock fund. Those Company stock accounts consisted of two portions, one of which was attributable to the profit sharing component of the Plan and the other of which was attributable to the employee stock ownership plan (“ESOP”) component of the Plan. The ESOP component of the Plan was designed to qualify as a stock bonus plan for federal income tax purposes.

Employee Contributions — Prior to the Plan Merger, participants could elect to contribute in 1 percent increments, on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis, through periodic payroll contributions, up to 50 percent of their eligible compensation, as defined by the Plan, and subject to Internal Revenue Code (“IRC”) limitations. Participants who were first hired after the effective date of the Plan and who were not employees of PPG on the day preceding the effective date of the Plan, and who did not file an elective deferral or savings election, or file an election not to defer or save any amount from their eligible compensation prior to their default election date, as defined in the Plan, were automatically enrolled in the Plan, per the administrative procedures established by the Plan administrator, and were deemed to have elected to defer 4 percent of their eligible compensation. The default contributions have been invested in the Plan’s default fund. Unless a participant elected otherwise, the before-tax contribution rate was automatically increased on the participant’s anniversary date by 2 percent each year thereafter, up to a maximum of 10 percent of the participant’s eligible compensation. Participants could elect to change their contribution percentage on a monthly basis, as of the first day of any month. Participants who had attained the age of 50 years before the end of the Plan year were eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. However, catch-up contributions have not been eligible for the employer matching contribution.

Employer Matching Contributions — Prior to the Plan Merger, the Company contributed monthly matching contributions on behalf of eligible participants. The Company matching contribution was an amount equal to a discretionary percentage, to be determined by the Company, and applied to each participant’s monthly contribution up to a maximum of 6% of the participant’s eligible compensation. For 2013, the Company matching contribution was an amount equal to 75% of the employee contribution equal to the first 6% of the eligible participant’s compensation contributed. The investment election of all contributions was participant-directed. Participants could change their investment elections at any time. Each participant was immediately vested in the Company’s contributions for the period January 28, 2013 to February 1, 2014.

Other Employer Contributions— Prior to the Plan Merger, all salaried employees of the Merged Business who were not eligible to actively participate in the Eagle US 2 LLC Retirement Income Plan, were eligible to participate in the Employer Defined Contribution Retirement Program. The Company contributed, on annual monthly basis, 2 to 5 percent of compensation, as defined in the Plan, depending on the participant’s age and years of service at the end of each Plan year. The Company’s contributions were limited in accordance with Internal Revenue Service (“IRS”) regulations. Eligible salaried employees were credited with a full month of service for any month in which the participant performed any vesting service during the period the participant was eligible to participate in the Plan. The investment of all contributions was participant-directed. Participants could change their investment elections at any time.

Prior to the Plan Merger, an eligible participant, who separated from service with the Company and its affiliated companies by reason of retirement, death or disability or who completed at least three years of Vesting Service was deemed fully vested. Vesting Service is the sum of the number of years of “Vesting Service” under the PPG Defined Contribution Retirement Plan for certain salaried employees, as of the effective date of the Plan, plus the period of the participant’s employment with the Company and any affiliated companies after the effective date. If the participant’s employment with the Company and its affiliated companies terminated and the employee was rehired within one year, the Vesting Service that was completed before the participant’s employment terminated was restored immediately. If the employee was rehired more than one year after employment terminated, the prior Vesting Service was restored only after the employee had completed at least twelve months of benefit service, as defined in the Plan, following the rehire date.

Investment Funds — Due to the Plan Merger, there were no investment assets held as of February 1, 2014.  Assets held in the Plan as of December 31, 2013, were invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants:

a.              Vanguard Wellington Fund — Admiral Shares

b.              Harbor Capital Appreciation Fund — Class I

c.               INVESCO Stable Value Trust

d.              Dodge & Cox Stock Fund

e.               American Funds Europacific Growth Fund — Class A

f.                Axiall Employer Stock Fund

g.               Vanguard Institutional Fund Index — Institutional Shares

h.              William Blair Small Capital Value Fund — Class I

i.                  Pimco Total Return Fund — Class I

j.                 Conestoga Small Capital Growth Fund

k.              T Rowe Price Retirement Income Fund

l.                  T Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055 Funds — Retail Class

Benefits/Distributions — Prior to the Plan Merger, upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary could elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant could also elect to roll over his or her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeded $5,000. If the participant’s balance was $5,000 or less, the Company had the authority to distribute the balance to the participant in a single lump-sum payment. A participant could make withdrawals from his or her elective contribution account balance after reaching age 59½ and was required to begin receiving distributions at age 70½ if the participant had terminated employment by that time.

The Plan also allowed participants to withdraw funds from the Plan in the event of financial hardship, as defined by IRS regulations.  Such hardships included purchasing a primary residence, paying tuition costs for the participant or dependents, burial or funeral expenses for a participant’s parents, spouse, children or dependents, paying certain medical expenses, preventing eviction from, or foreclosure of the mortgage, on a participant’s primary residence, or paying expenses for the repair of casualty-type damages to the participant’s principal residence.

Participant Loans — Prior to the Plan Merger, participants could borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or 50 percent of his/her vested account balance. Loans were secured by the participant’s account balance and interest accrued at a fixed rate over the life of the loan. Interest rates were based on the prime interest rate plus 1 percent at the time the loan is approved, and ranged from 4.25 percent to 9.25 percent at December 31, 2013 and was 4.25 percent at February 1, 2014. Repayments of the loans were made in substantially equal payroll deductions amortized over the life of the loan. Participants could have no more than two loans outstanding at any time. The loans were required to be repaid within five years, unless used to purchase a primary residence, in which case the term could be longer.

Participant Accounts — Prior to the Plan Merger, individual accounts were maintained for each participant. Each participant’s account was credited with the participant’s contributions, allocations of Company contributions, investment income, charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses were based on participant account balances, as provided in the Plan document. The benefits to which participants were entitled were the benefits that could be provided from the participant’s vested account balance.

Administrative Expenses — Prior to the Plan Merger, administrative expenses, including Trustee fees, were borne by the Company. Transaction fees for investment trades were borne by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties — The preparation of the financial statements in conformity with GAAP requires the Plan administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including a stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants— Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of February 1, 2014 or December 31, 2013. If a participant ceases to make loan repayments and the participant loan is deemed to be a distribution under applicable IRS guidelines, a benefit payment is recorded and reported for tax purposes.

Valuation of Investments — Investments in mutual funds and common stock are stated at fair value based on quoted market price. Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments. The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Invesco Stable Value Trust Fund is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrap contracts). Participants could ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The statements of net assets available for benefits as of December 31, 2013 presents The Invesco Stable Value Fund holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made to the fund plus earnings less participant withdrawals.

Investment Transactions — Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

3. INVESTMENTS

Due to the Plan Merger, there were no investment assets as of February 1, 2014. The following investments represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2013:

	2013
	Shares/Units	Fair Value

INVESCO Stable Value Trust Fund	5,012,531	$5,074,843

American Funds Europacific Growth Fund	40,197	1,936,680

Dodge & Cox Stock Fund	19,731	3,331,894

Vanguard Institutional Fund Index — Institutional Shares	16,031	2,713,784

Vanguard Wellington Fund — Admiral Shares	34,207	2,241,617

T Rowe Price Retirement Funds:
Retirement 2020	100,289	2,044,898
Retirement 2025	148,018	2,276,512
Retirement 2030	106,436	2,405,461

The following table summarizes the net (depreciation) appreciation in the fair value of investments for the periods January 1, 2014 to February 1, 2014 and January 28, 2013 to December 31, 2013:

	2014	2013
Axiall Corporation common stock fund and Axiall employer stock fund	$(97,589)	$87,471
Mutual funds	(746,028)	3,085,277
Net (depreciation) appreciation in fair value of investments	$(843,617)	$3,172,748

4. FEDERAL INCOME TAX STATUS

The Plan is in the process of applying for, but has not received, a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC. However, the Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of February 1, 2014 and December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2013, the Plan held 12,389 shares of the Company’s Employer Stock Fund. At December 31, 2013, the cost basis of this investment was $523,566. The Company declared dividends of $0.48 per common share during the year ended December 31, 2013.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Prices that are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. Due to the Plan Merger, there were no investment assets as of February 1, 2014. The following tables set forth by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value at December 31, 2013:

	Fair Value Measurements
	at December 31, 2013 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$587,723	$—	$—	$587,723
Stable Value Trust Fund (a)	—	5,074,843	—	5,074,843
Mutual Funds:			—	—
U.S. Securities Funds	8,913,495	—	—	8,913,495
Small Capital Funds	2,726,244	—	—	2,726,244
International Funds	1,936,680	—	—	1,936,680
Index Funds	2,713,784	—	—	2,713,784
Target Retirement Date Funds	12,616,348	—	—	12,616,348
	$29,494,274	$5,074,843	$—	$34,569,117

(a) The Stable Value Trust Fund is a collective trust fund that seeks to preserve principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. There are no restrictions on participant redemptions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of February 1, 2014 and December 31, 2013.

	2014	2013
Net assets available for benefits per the financial statements	$—	$36,271,563
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	—	62,312
Net assets available for benefits per the Form 5500, inclusive of transfers	$—	$36,333,875

The following is a reconciliation of the net (decrease) increase in net assets available for benefits per the financial statements to total net (loss) gain per the Form 5500 for the periods ended February 1, 2014 and December 31, 2013.

	2014	2013
Net (decrease) increase in net assets available for benefits per the financial statements	$(36,271,563)	$36,271,563
Current year adjustment from contract value to fair value for fully benefit-responsive stable value trust fund	—	62,312
Net (loss) gain per the Form 5500	$(36,271,563)	$36,333,875

8. SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

AXIALL CORPORATION
EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

PLAN SPONSOR EIN: 46-1269681, PLAN NUMBER—003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
		Collective trust:
	Invesco National Trust Company	Collective trust—INVESCO Stable Value Trust Fund, 5,012,531 units	**	$5,074,843
		Mutual funds:
	American Funds	American Funds Europacific Growth Fund, 40,197 shares	**	1,936,680
	Dodge & Cox Fund	Dodge & Cox Stock Fund, 19,731 shares	**	3,331,894
	The Vanguard Group	Vanguard Institutional Fund Index — Institutional Shares, 16,031 shares	**	2,713,784
		Vanguard Wellington Fund — Admiral Shares, 34,207 shares	**	2,241,617
	Harbor Funds	Harbor Capital Appreciation Fund-Institutional Class, 31,715 shares	**	1,797,931
	William Blair Fund	William Blair Small Capital Value Fund, 71,740 shares	**	1,291,317
	Conestoga Funds	Conestoga Small Capital Growth Fund, 39,152 shares	**	1,434,927
	Pimco Funds	Pimco Total Return Fund, 144,252 shares	**	1,542,054
	T Rowe Price Retirement Funds	T Rowe Price Retirement Income, 15,757 shares	**	232,882
		T Rowe Price Retirement 2005, 609 shares	**	7,864
		T Rowe Price Retirement 2010, 948 shares	**	16,900
		T Rowe Price Retirement 2015, 65,753 shares	**	941,578
		T Rowe Price Retirement 2020, 100,289 shares	**	2,044,898
		T Rowe Price Retirement 2025, 148,018 shares	**	2,276,512
		T Rowe Price Retirement 2030, 106,436 shares	**	2,405,461
		T Rowe Price Retirement 2035, 106,158 shares	**	1,728,253
		T Rowe Price Retirement 2040, 39,139 shares	**	916,254
		T Rowe Price Retirement 2045, 53,238 shares	**	831,048
		T Rowe Price Retirement 2055, 66,058 shares	**	854,134
		T Rowe Price Retirement 2050, 27,608 shares	**	360,563
*	Various Plan Participants	Participant loans (with interest rates ranging from 4.25% to 9.25% and maturities through 3/29/41)	—	1,673,591
*	Axiall Corporation	Common stock:
		Axiall Corporation Employer Stock Fund, 12,389 shares	**	587,723
		Total		$36,242,708

* Represents a party-in-interest.

** Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eagle US 2 LLC Employee Savings Plan For Salaried Employees

(Name of Plan)

EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE OF AXIALL HOLDCO, INC.

(Plan Administrator)

/s/ MICHAEL SMITH
Date: June 24, 2014	By: Michael Smith, Committee Member

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm